UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 10)

ABM INDUSTRIES INCORPORATED

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

000957100

(CUSIP Number)

Janet McCloud, Esq.

Glaser, Weil, Fink, Jacobs, Howard & Shapiro, LLP

10250 Constellation Blvd., 19th Floor

Los Angeles, CA 90067

(310) 553-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 28, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 000957100
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). THE THEODORE ROSENBERG TRUST
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,819,075
	8.	Shared Voting Power
	9.	Sole Dispositive Power 4,819075
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,819,075
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11) 9.3% *
14.	Type of Reporting Person (See Instructions) OO

*	Percentage calculated on the basis of 51,917,607 shares of common stock issued and outstanding on February 26, 2010.

This Amendment No. 10 amends and supplements the Statement on Schedule 13D dated January 20,1988, of The Theodore Rosenberg Trust (the “Trust”), as amended and supplemented by Amendments No. 1 through No. 9 thereto (collectively, the “Schedule 13D”). Each item below amends and supplements the information disclosed under the corresponding item of the Schedule 13D. Capitalized terms used herein and not otherwise defined in this Amendment No. 10 shall have the meanings set forth in the Schedule 13D.

Item 2.	Identity and Background.

This Amendment No. 10 to the Schedule 13D is being filed by the Trust, which was formed under the laws of California by Theodore Rosenberg pursuant to a Trust Agreement dated February 28, 1992, as subsequently amended and restated by the April 18, 2008 Amendment and Complete Restatement of The Theodore Rosenberg Trust (as so amended and restated, the “Trust Agreement”). Pursuant to the Trust Agreement, Theodore Rosenberg has been replaced as sole trustee of the Trust by the following trustees: Bank of America, N.A. (“Bank of America”); Martinn H. Mandles; Edward S. Matthews; and Jerold B. Rosenberg (collectively, the “Co-Trustees”). Theodore Rosenberg, sole beneficiary of the Trust, has no voting power or dispositive power over the shares of Common Stock held by the Trust.

The principal business address of the Trust and, with respect to each Co-Trustee, his or its citizenship or State of organization, residence or principal business address and present principal occupation or employment, as well as the name, principal business and address of any corporation or other organization in which such employment is conducted, are set forth on Annex A hereto, and such information is incorporated herein by reference.

During the last five years, neither of Messrs. Matthews nor Rosenberg has been (a) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, the result of such proceeding causing Messrs. Matthews or Rosenberg to be subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or a finding of any violation with respect to such laws.

Item 4.	Purpose of Transaction.

The Trust is holding its shares of Common Stock for general investment purposes. It may purchase additional shares of Common Stock in the open market or through privately negotiated transactions, in each case based upon the Trust’s evaluation of the Company’s business, prospects and financial condition, the market for the Common Stock, other business and investment opportunities available to the Trust, general stock market and economic conditions, tax considerations and other future developments. The Trust may decide to sell all or part of its investment in the Common Stock, based upon its evaluation of the foregoing factors.

Other than as set forth above, the Trust has no present plans or proposals which relate to or would result in any of the following:

(a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Company or of any of its subsidiaries;

(d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Company;

(f) Any other material change in the Company’s business or corporate structure;

(g) Changes in the Company’s charter or bylaws or other actions which may impede the acquisition of control of the Company by any person;

(h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

(j) Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a)&(b) The Trust and each of the Co-Trustees beneficially owns the number and percentages of the outstanding shares of Common Stock set forth in Annex B hereto (subject to the disclaimers of beneficial ownership set forth in Annex B), and such information is incorporated herein by this reference.

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

March 24, 2010

THE THEODORE ROSENBERG TRUST

By:	Bank of America, N.A., Trustee

	By:	/s/ ALMA D. BANUELOS
	Name: Title:	Alma D. Banuelos Managing Director

By:	/s/ MARTINN H. MANDLES
Name: Title:	Martinn H. Mandles Trustee

By:	/s/ EDWARD S. MATTHEWS
Name: Title:	Edward S. Matthews Trustee

By:	/s/ JEROLD B. ROSENBERG
Name: Title:	Jerold B. Rosenberg Trustee

ANNEX A

Set forth below are the principal business address and principal business of the Trust and, with respect to the other persons identified in Item 2 of Amendment No. 10 to the Schedule 13D, his or its name, business address and present principal business, occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted. Bank of America is a national banking corporation organized under the laws of the United States, and each of the Co-Trustees who is an individual is a United States citizen.

Name and Address	Principal Business	Name and Principal Business & Address of Employer Organization

The Theodore Rosenberg Trust

c/o Alma Banuelos

Managing Director

U.S. Trust, Bank of America

Private Wealth Management

Mailcode: CA9-159-01-01

2049 Century Park East, Ste. 200

Los Angeles, California 90067

	Management and distribution of trust assets	N.A.

Bank of America, N.A. Bank of America Corporate Center 100 N. Tryon Street Charlotte, North Carolina 28255	National commercial banking	N.A.

Jerold B. Rosenberg 301 Mission Street, #35C San Francisco, CA 94105	Insurance Broker	The Rosenberg Company 295 89 th Street Daly City, CA 94105 Insurance Brokerage

Martinn H. Mandles 2465 Century Hill at 10100 Galaxy Way Los Angeles, CA 90067	Corporate Director and Private Trustee	N.A.

Edward S. Matthews 2536 Fillmore Street San Francisco, CA 94115	Retired; Serves Part-time as President of T&S Realty Co., LLC	T&S Realty Co., LLC 2443 Fillmore St., #542 San Francisco, CA 94115 Investment Company

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ANNEX B

BENEFICIAL OWNERSHIP TABLE

As of February 28, 2010, the Trust and the Trustees (other than Bank of America) beneficially owned (subject to the disclaimers of beneficial ownership set forth in the footnotes below) the number and percentages of the outstanding shares of Common Stock shown below. The beneficial ownership of Bank of America is set forth on page 3 of the Schedule 13G/A filed on March 10, 2010, a copy of which is attached hereto and incorporated herein by this reference.

Name	Shares with Sole Voting and Dispositive Power		Shares with Shared Voting and Dispositive Power		Total Number of Shares		Percent of Outstanding Shares(1)
The Theodore Rosenberg Trust	4,819,075	(2)	-0-		4,819,075	(2)	9.3%
Martinn H. Mandles	25,587	(3)	20,421	(4)	46,008	(3)(4)	*
Edward S. Matthews	-0-		-0-		-0-		*
Jerold B. Rosenberg	63,760		-0-		63,760		*

*	Less than 1%.
(1)	Based upon 51,917,607 shares of Common Stock outstanding on February 26, 2010.
(2)	The shares of Common Stock held by the Trust may not be voted or disposed of unless a majority of the four Trustees consent. Therefore, none of the Trustees has or shares voting or dispositive power over the Common Stock held by the Trust.
(3)	Includes 8,752 shares of Common Stock held by The Donald Schaumer Trust (of which Mr. Mandles is sole trustee) and 13,860 shares of Common Stock held by The David W. Steele Trust (of which Mr. Mandles’ spouse is sole trustee), as to which Mr. Mandles disclaims beneficial ownership. Also includes 2,975 shares of Common Stock held by The Mandles Family Trust (of which Mr. Mandles is co-trustee with his spouse).
(4)	Includes 20,421 shares of Common Stock held by The Leo L. Schaumer Trust (of which Mr. Mandles is co-trustee with Bank of America), as to which Mr. Mandles disclaims beneficial ownership.

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ANNEX B

CUSIP No 000957100	13G	Page 3 of 13 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): Bank of America, NA 94-1687665
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 948,675
	6	SHARED VOTING POWER 6,650,869
	7	SOLE DISPOSITIVE POWER 1,072,237
	8	SHARED DISPOSITIVE POWER 6,515,540
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,599,544
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.7%
12	TYPE OF REPORTING PERSON (See Instructions) BK

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